Reg. S-K
Item 601
Exhibit 12
BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Year Ended December 31,
	2005		2004		2003		2002		2001
Net earnings	$8,528		$7,308		$8,151		$4,286		$795
Income tax expense	4,159		3,569		3,805		2,059		590
Minority interest in earnings	104		59		64		14		53
Equity in earnings of MidAmerican Energy Holdings Company	(523)		(237)		(429)		(359)		(134)
Fixed charges*	867		875		614		840		1,069

Earnings available for fixed charges	$13,135		$11,574		$12,205		$6,840		$2,373

Investment and derivative gains, pretax, included in Earnings available for fixed charges	$5,408		$3,471		$4,083		$838		$1,624

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$723		$721		$472		$725		$968

Rentals representing interest	144		154		142		115		101

	$867		$875		$614		$840		$1,069

Ratio of earnings to fixed charges*	15.15	x	13.23	x	19.88	x	8.14	x	2.22	x

Ratio of earnings, excluding investment and derivative gains, to fixed charges*	8.91	x	9.26	x	13.23	x	7.15	x	0.70	x

*	Includes fixed charges of finance businesses. Fixed charges of finance businesses were as follows:

2005	2004	2003	2002	2001
$598	$602	$337	$551	$775
     Excluding fixed charges of finance businesses the ratios of earnings to fixed charges were as follows:

	2005	2004	2003	2002	2001
Including investment and derivative gains	46.61x	40.19x	42.84x	21.76x	5.44x
Excluding investment and derivative gains	26.50x	27.48x	28.10x	18.86x	(.09)	x